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                                                                    EXHIBIT 99.1

Contacts:       Keith Hall                    Deborah Roth                        Brian Regan
                Senior Vice President         Senior Director,                    Vice President of
                and CFO                       Corporate Communications            Finance
                (704) 944-8580                (704) 944-8571                      (704) 944-8531
                khall@lendingtree.com         droth@lendingtree.com               bregan@lendingtree.com
                ---------------------         ---------------------               ----------------------

         LendingTree's Fourth Quarter 2001 Results Exceed Expectations;
               Company Remains on Track for Profitability in 2002

o Record fourth quarter revenue of $18.8 million increases 9% over previous quarter and 95% over the fourth quarter of 2000.

o Fourth quarter EBITDA loss of $1.7 million, or $0.09 per share, is favorable to analyst expectations by $0.03 per share, or 25%. Net loss of $4.5 million is approximately 70% favorable to the same period last year.

o Fourth quarter transmitted loan requests increase 18% over previous quarter and 115% above the fourth quarter of 2000.

o Value of closed loans facilitated by the LendingTree exchange in the fourth quarter is $4.1 billion, bringing the total value of closed loans in 2001 to $12.1 billion.

o Company reiterates optimistic outlook for 2002; expects to earn positive EBITDA in February and net income in the third quarter.


CHARLOTTE, N.C., February 5, 2002 -- LendingTree, Inc. (NASDAQ: TREE), the leading online lending exchange and technology provider, today announced financial results for its fourth quarter and year ended December 31, 2001, continuing its trend of record revenue and lower losses. For the quarter, the Company posted revenue of $18.8 million, which is $1.5 million, or 9%, greater than the previous record set in the third quarter of 2001 and 95% greater than the revenue for the fourth quarter of 2000. Total revenue for the full year in 2001 was $64.0 million, which is more than double the revenue of $30.8 million earned in 2000.

For the fourth quarter, the Company posted an EBITDA loss (losses before interest, impaired investments, depreciation, amortization, and non-cash compensation charges), of $1.7 million, or $0.09 per share, beating analyst expectations by $0.03 per share. The EBITDA loss for the fourth quarter was 43% less than the third quarter EBITDA loss of $3.0 million and nearly 85% favorable to the EBITDA loss for the fourth quarter of 2000. The EBITDA loss for 2001 totaled $17.4 million, an improvement of $43.1 million, or 71%, from the loss of $60.6 million in 2000.

                                     -more-


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LendingTree's net loss for the fourth quarter 2001 was $4.5 million, which is
70% less than the net loss for the same quarter in 2000. The net loss per share attributable to common shareholders was $0.29 after dividends and accretion on preferred stock. The difference between the net loss and EBITDA for the quarter resulted from the following non-cash items: $2.0 million for depreciation and amortization expense, $0.3 million for the write-off of financing expenses related to the Company's equity financing line, $0.3 million from the write-off of an investment, and $0.2 million in stock-based compensation expense. The net loss for the fourth quarter was $1.5 million greater than the third quarter, as the third quarter contained a $2.7 million one-time credit for non-cash, stock-based compensation. Management utilizes EBITDA as a key measure when evaluating the Company's operating performance.

Doug Lebda, founder and CEO, stated, "Our positive fourth quarter results demonstrate LendingTree's leadership in the online lending industry and reflect the rapid pace of growth in the online lending market. As the largest lending exchange, we now have 145 participating lenders, representing an increase of 27% over last year. During the quarter, the LendingTree exchange facilitated $4.1 billion in closed loans, an increase of 26% over the third quarter, and nearly triple the amount closed during the same quarter last year. This brings the annual total of closed loans to $12.1 billion, which is 162% higher than the year 2000."

Lebda continued, "The total brand awareness of LendingTree among consumers nationwide is more than double any other online lending site. As the leading destination for consumers seeking competitive loans online, we continue to capture a significant share of the high-growth online lending market. The number of consumer loan requests we transmitted to lenders increased to more than 412,000 in the fourth quarter. This level represents another record and a growth rate of 18% over the third quarter and more than double the same period last year. All loan products experienced strong demand in 2001, as number of transmitted loan requests increased to more than 1.4 million, nearly double the 716,000 loan requests transmitted in 2000. The 2001 growth in transmitted loan requests over the previous year was 116% for auto, 109% for mortgage, 98% for credit cards, and 53% for home equity loans."

Keith Hall, senior vice president and CFO, stated, "Our continued strong growth rate across all products has enabled us to beat analyst expectations for the eighth consecutive quarter since our IPO. During the fourth quarter, we earned a record contribution margin per transmitted loan request of $13.14, beating our guidance by 13% and exceeding the third quarter by 27%. The larger contribution margin per transmit, along with the higher volume of loan requests received during the quarter, resulted in revenue and EBITDA beating analyst expectations."

Hall added, "At the end of the year, LendingTree had $6.2 million in cash, and the Company did not have any balances outstanding under our available credit facilities. To date, we have not drawn on our equity financing line, and, because we have no plans to do so, we wrote off the related deferred financing charges this quarter. The cash on hand, plus our available credit facilities, are adequate to fund our working capital needs until we expect to achieve positive EBITDA beginning in February 2002."

                                     -more-
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Business Outlook
----------------

Hall continued, "The strength of our business model is that LendingTree benefits in both falling and rising interest rate environments. Clearly, in a low interest rate environment, we benefit from higher mortgage refinance volume. For example, in the fourth quarter, 78% of transmitted mortgage requests were for mortgage refinancings, approximately double the historical mix of refinance versus purchase mortgage loan requests. As mortgage revenue represented 43% of the Company's revenue for the fourth quarter, these additional refinance requests increased LendingTree's revenue by approximately 17% for the fourth quarter."

"Conversely, in periods of rising interest rates, LendingTree benefits as lenders focus more aggressively on LendingTree customers, as volume from their traditional channels slows down. Additionally, consumers have a greater incentive to receive multiple, competitive loan offers to ensure they choose the loan that is best for them."

Hall concluded, "Consequently, we expect the rate of growth in the online lending sector, particularly from home equity and purchase mortgage loans, to offset any anticipated softness in mortgage refinance activity in 2002. We remain optimistic on our business outlook and are reiterating our 2002 guidance. We expect revenue to grow in 2002 by nearly 50% to $94.0 million and to earn a positive EBITDA of $0.30 per share. In order to clarify our outlook for non-cash items, we are providing, for the first time, guidance for net income. We anticipate earning our first net income in the third quarter of 2002."

The following information is based on current expectations. These statements are forward-looking, and actual results may differ materially. These statements do not reflect the potential impact of events that may occur after the date of this release.

(all figures in millions, except %, per share and per transmit data)

    2002 Guidance            Q1          Q2          Q3         Q4    Full Year
    -------------           ----        ----        ----       ----   ---------

P & L Data:
---------

Revenue

Exchange                 $   18.5    $   21.3    $   23.8   $   22.2   $   85.8

Lend-X Technology        $    1.5    $    1.7    $    2.2   $    2.8   $    8.2
                         --------    --------    --------   --------   --------

Total Revenue            $   20.0    $   23.0    $   26.0   $   25.0   $   94.0

Gross Margin             $   16.4    $   19.0    $   21.6   $   20.7   $   77.7

Gross Margin %               82.0%       82.5%       83.0%      82.8%      82.7%

Cash Operating Expense   $   16.8    $   17.7    $   19.0   $   17.6   $   71.1
                         --------    --------    --------   --------   --------

EBITDA*                  ($   0.4)   $    1.3    $    2.6   $    3.2   $    6.6
                         ========    ========    ========   ========   ========

Net Interest and         $    2.4    $    2.4    $    2.2   $    2.0   $    9.0
                         --------    --------    --------   --------   --------
Non-cash Items

Net (Loss) / Income      ($   2.8)   ($   1.1)   $    0.4   $    1.2   ($   2.3)
                         ========    ========    ========   ========   ========

EBITDA Per Share         ($  0.02)   $   0.06    $   0.12   $   0.14   $   0.30
                         ========    ========    ========   ========   ========


                                     -more-
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*EBITDA is net income (loss) per GAAP, excluding net interest income/expense, non-cash stock-based compensation charges, and depreciation and amortization expense.

    2002 Key Metrics         Q1          Q2          Q3         Q4    Full Year
    ----------------        ----        ----        ----       ----   ---------

Volume Transmitted Loan     418.5       432.0       427.5      378.0     1,656
Requests (000's)

Variable Marketing Exp.    $  9.7      $ 10.4      $  9.7     $  9.0   $  38.8

Per Transmit Metrics:
--------------------

Revenue                    $39.90      $42.82      $46.32     $46.83   $ 43.90

Variable Marketing Exp.    $23.18      $24.07      $22.69     $23.81   $ 23.43

Cost of Revenue            $ 5.39      $ 5.56      $ 5.86     $ 6.18   $  5.73
                           ------      ------      ------     ------   -------

Total Contribution Margin  $11.34      $13.19      $17.77     $16.84   $ 14.74

Common Shares *              19.5        19.5        19.5       19.5      19.5

*EBITDA is net income (loss) per GAAP, excluding net interest income/expense, loss on impaired investment, non-cash stock-based compensation charges, and depreciation and amortization expense.


    2001 Key Metrics         Q1          Q2          Q3         Q4    Full Year
    ----------------        ----        ----        ----       ----   ---------

Volume Transmitted Loan       344         313         350        412     1,419
Requests (000's)

Variable Marketing Exp.    $  7.2      $  6.9      $  8.4     $  8.3   $  30.7

Per Transmit Metrics:
--------------------

Revenue                    $30.80      $40.30      $39.27     $38.20   $ 37.21

Variable Marketing Exp.    $20.98      $22.00      $24.13     $20.24   $ 21.70

Cost of Revenue            $ 6.83      $ 6.51      $ 4.83     $ 4.82   $  5.60
                           ------      ------      ------     ------   -------

Total Contribution Margin  $ 2.99      $11.79      $10.31     $13.14   $  9.90


                                     -more-

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The above statements contained in this Outlook are forward-looking statements that involve a number of risks and uncertainties. In addition to factors discussed above, among other factors that could cause actual results to differ materially are the following: business and economic conditions and changes in interest rates; changes in consumer borrowing patterns; and other risk factors listed from time to time in the company's SEC reports.


Conference Call Information: LendingTree has scheduled a conference call to discuss the company's financial results for the fourth quarter of 2001 on Wednesday, February 6th at 8:30 a.m. EST. To listen to the conference call, please dial 212-346-0240. A replay of the call will be available starting one hour after the completion of the call until 10:30 a.m. EST, February 10, 2001. The dial-in number for the replay will be 800-633-8284, Reservation # 20263297. The conference call will also be available via Webcast at LendingTree.com.

About LendingTree, Inc.

Founded in 1996, LendingTree (NASDAQ: TREE) is the leading lending exchange that connects consumers, lenders, and related service providers. The LendingTree Exchange is made up of more than 140 banks and lenders and has facilitated nearly $18 billion in closed loans. Millions of consumers access the LendingTree Exchange though the Company's site at www.lendingtree.com and through online and offline partners. Loans available via the LendingTree Exchange include home mortgage, home equity, automobile, personal, debt consolidation, and credit cards. LendingTree is the No. 1 brand in the online lending market for consumers, with 59 percent national awareness, according to a third-party study. The LendingTree Lend-X technology has been cited as 'the platform of choice' for online lending and has been adopted by industry leaders to power their online lending initiatives. The LendingTree RealtyServices offering connects consumers to a nationwide network of more than 7,000 real estate professionals. The Company's services and products are specifically designed to empower consumers, lenders, and related service providers throughout the lending process, on and offline, delivering convenience, choice, and excellent value.

This press release contains forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Forward- looking statements include statements regarding: projected future revenues; optimism about the results of certain strategic and consumer initiatives; product and technological implementations; and projected expenditures and growth. These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those set forth in the forward looking statements. The Company's actual results might differ materially from those stated or implied by such forward-looking statements due to risks and uncertainties associated with the Company's business, which include, but are not limited to: variations in consumer demand or acceptance; the willingness of lending institutions to offer their products over the Internet; further changes in the Company's relationships with existing lenders, companies, and/or strategic partners; the Company's ability to attract and integrate new lending companies and strategic partners; implementation of competing Internet strategies by existing and potential lending participants; implementation and acceptance of new product or service offerings, consumer lending industry regulation; competition in all aspects of the Company's business; fluctuations in operating results; or other unforeseen factors. The forward-looking statements should be considered in the context of these and other risk factors disclosed in the Company's filings with the Securities and Exchange Commission.

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